Exhibit 99.2

Santiago, October 30, 2023

GG/ 280 /2023

Mrs.

Solange Berstein Jáuregui

Chairperson

Commission for the Financial Market

Present

Ref.: Material Event Notice – Termination of ADS Program

Dear Mrs. Chairperson,

In accordance with the provisions set forth in articles 9 and 10 of Law No. 18,045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Chilean Commission for the Financial Market (the “CMF”), we inform the following Material Event of Banco Itaú Chile (the “Bank”):

On this same date, the Bank has informed the New York Stock Exchange (the “NYSE”) the decision to begin the process to terminate its program of American Depositary Shares (“ADSs”) registered in the United States of America, cancel the registration of the ADSs before the Securities and Exchange Commission of the United States of America (the “SEC”), delist the ADSs from the NYSE and terminate the Deposit Agreement under which the ADSs are issued.

This decision was taken by the Bank’s Board of Directors, in an ordinary meeting held on October 25, 2023, mainly in consideration of the fact that, on the one hand, approximately 0.97% of the Bank’s total common shares currently represent the ADS program and the average trading volume of this program currently represents approximately 2.1% of the average trading volume of the Bank’s common shares and, on the other hand, the search for reduction of its operational costs.

For these purposes, Banco Itaú Chile will promptly make the corresponding filings before the SEC and the NYSE, as well as those that would be required in Chile and before the depositary of the ADS program.

Finally, it is stated that the common shares of Banco Itaú Chile are registered in the Registro de Valores of the CMF and are traded and listed (and will continue to be traded and listed) in the Bolsa de Comercio de Santiago and in the Bolsa Electrónica de Chile. In this way, Banco Itaú Chile is subject to compliance with all periodic reporting duties provided for banks and corporations provided for in the legislation and regulations of the CMF that are applicable to it.

Sincerely,

Gabriel Amado de Moura

Chief Executive Officer

Banco Itaú Chile